April 25,2007

British Columbia Securities Commission PO Box 10142, Pacific Centre 12th Floor, 701 West Georgia Street Vancouver, BC V7Y IL2	Manitoba Securities Commission 500 - 400 St. Mary Avenue Winnipeg, MB R3C 4K5
Alberta Securities Commission 4th Floor, 300 - 5th Avenue S.W. Calgary, T2P 3C4

Dear Sirs:

Re:    Black Mountain Capital Corporation (the "Company")
  Notice Pursuant to NI 51 - 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated April 25, 2007 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

/s/ Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Accountants

cc: TSX Venture Exchange

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, PO. Box 10372, M c Centre, Vancouver, B.C., Canada V7Y1G6
Telephone (604) 687-0947 Fax (604) 687-6172